UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file Number 0-13818

BANCO POPULAR DE PUERTO RICO SAVINGS & STOCK PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Banco Popular de Puerto Rico Savings and Stock Plan

Financial Statements and Supplemental Schedule
December 30, 2004 and 2003

Banco Popular de Puerto Rico Savings and Stock Plan

Financial Statements and Supplemental Schedule
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 30, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the fiscal year ended December 30, 2004	3

Notes to Financial Statements	4 – 9

Supplemental Schedule

Exhibit I - Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 30, 2004	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Banco Popular de Puerto Rico
Savings and Stock Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Savings and Stock Plan (the “Plan”), at December 30, 2004 and 2003, and the changes in net assets available for benefits for the fiscal year ended December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 the Plan transferred net investment assets to an affiliated Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 17, 2005

Banco Popular de Puerto Rico Savings and Stock Plan
Statements of Net Assets Available for Benefits
December 30, 2004 and 2003

	2004	2003
Assets
Investments at fair value	$95,658,845	$83,292,314

Receivables
Employer contribution	26,678	35,595
Participant contribution	—	177,061
Profit sharing contribution	2,071,904	1,581,531
Dividends and other	515,279	486,637

Total receivables	2,613,861	2,280,824

Total assets	98,272,706	85,573,138

Liabilities
Accounts payable	—	35,689

Net assets available for benefits	$98,272,706	$85,537,449

The accompanying notes are an integral part of these financial statements.

Banco Popular de Puerto Rico Savings and Stock Plan

Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended December 30, 2004

Additions

Additions to net assets attributed to Investment income
Net appreciation in fair value of investments	19,868,470
Interest and dividend	2,064,366

Total investment income	21,932,836

Contributions
Employer	2,684,702
Participant	4,165,549
Rollover from other qualified plans	59,895

Total contributions	6,910,146

Total additions	28,842,982

Deductions
Deductions from net assets attributed to Benefits paid to participants and withdrawals	5,703,508

Changes in net assets prior to plan transfer	23,139,474
Net investment assets transfer to affiliated plan	10,404,217

Net increase	12,735,257
Net assets available for benefits
Beginning of year	85,537,449

End of year	$98,272,706

The accompanying notes are an integral part of these financial statements.

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

1.	Description of Plan

The following description of the Banco Popular de Puerto Rico Savings and Stock Plan (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

Plan Description

The Plan is a defined contribution plan created for the purpose of providing eligible employees of Banco Popular de Puerto Rico, Inc. (the “Bank”) with a tax advantaged approach for saving money for retirement. The Plan provides the participants the ability to acquire investments in mutual funds, as well as share in the Bank’s future through the purchase of Popular, Inc.’s (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and covers substantially all employees of the Bank who have three months of service, are age eighteen or older, and are residents of the Commonwealth of Puerto Rico.

Plan Transfers

On April 1, 2004, Popular, Inc. announced the creation of a new subsidiary, EVERTEC, Inc. As a result, during 2004 approximately 720 participants with account balances of approximately $11.8 million were transferred from the Plan to the Popular Inc.’s Subsidiaries Retirement and Savings Plan. Additionally approximately 50 participants with account balances of approximately $1.4 million were transferred to the Plan from the Popular Inc.’s Subsidiaries Plan.

Contributions

Plan participants may authorize the Bank to make pre-tax and after-tax payroll deductions up to 10% of their monthly compensation as defined in the plan document. At no time may a participant’s pre-tax contribution exceed the lesser of 10% of compensation, as defined, or $8,000. Participant contributions made up to January 31, 2001 and which have been invested in the Popular, Inc. common stock remain invested in such option until the participant has attained 50 years of age and has completed 10 years of service.

The Bank makes two types of contributions: a) a discretionary contribution based on the Bank’s profitability and b) a matching contribution on the basic compensation as defined in the plan document for those who elect to contribute and invest, in Popular Inc. common stock. The Plan sponsor contributes to the plan on behalf of each participant, a matching contribution equal to 50% of each participant’s pre-tax contributions up to a maximum of 2% of the participant’s compensation invested in Popular, Inc. common stock. After-tax contributions and participant pre-tax contributions that are not invested in Popular, Inc. common stock are not matched by the sponsor. A participant’s share of any Bank contribution is to be invested solely in the Popular, Inc. common stock until such time as he/she has attained 50 years of age and has completed 10 years of service. At that time, a participant has full discretionary investment powers over his/her account, including future plan sponsor contributions.

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

Participant Accounts

Each participant account is credited with the participant’s contribution and allocations of (a) the Bank’s matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any dividends paid by Popular, Inc. and mutual fund shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their voluntary contribution plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The Bank’s contribution vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits

Participants receive the vested portion of their individual accounts when employment with the Bank ends. In service withdrawals are permitted, but limited to after-tax contributions in the participant’s account. Minimum withdrawal is $1,000. Upon termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Plan Expenses and Administration

The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

Contributions are held and managed by the Bank as Trustee and recordkeeper of the Plan. Up to April 30, 2004 Banco Santander de Puerto Rico was the Trustee for the investment in Popular, Inc. common stock. Effective May 2004, BPPR became trustee for such investment. Expenses of the Plan are borne by the Bank.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or, at the Bank’s discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

The Company used forfeitures amounting to $36,625 to reduce its profit sharing contribution in 2004.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent their net asset value at the reporting date. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Purchases and sales of securities are recorded on the trade date basis, while dividends and interest earned are recorded on the accrual basis and credited to each participant’s account, as defined.

Contributions

Employee and Bank contributions are recorded in the Plan year in which the Bank makes the payroll deductions.

Transfer of Assets to Other Plans

Terminated employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

Payment of Benefits

Benefits are recorded when paid.

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

3.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 30:

	2004		2003
	# of		# of
	Shares	Value	Shares		Value
Common stock
Popular, Inc.*	3,214,911	$92,814,484	3,594,032	**	$81,045,428

* Includes $55,706,703 (2003 — $50,407,917) non-participant directed portion.

** Share data included herein has been retroactively adjusted to reflect the July 2004 Popular, Inc.’s common stock two for one stock split.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value by $19,948,381 as follows:

Common stock - Popular, Inc.	$19,747,004
Mutual funds	121,466

$19,868,470

4.	Non-Participant Directed Investments

Information about the significant components of the changes in assets relating to non-participant directed investments for the year ended December 30, 2004 is as follows:

Contributions	$2,254,559
Dividends and interest	1,229,354
Net appreciation	11,722,676
Benefits paid to participants	(1,904,227)
Transfers to participant directed investments and other Plans under ERISA requirements	(8,003,576)

$5,298,786

5.	Profit Sharing Contribution Receivable

The Board of Directors of the Bank approved profit sharing contributions of $2,108,529 and $2,162,052 based on 2004 and 2003 Bank earnings, respectively. The Company used forfeitures amounting to approximately $36,625 and $580,521 to reduce its profit sharing contributions in 2004 and 2003, respectively. Amounts receivable were subsequently collected during the first quarter of 2005 and 2004, respectively.

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

6.	Additional Contributions

The Plan failed the discrimination test for the year ended December 31, 2004. Additional contributions amounting to $26,678 are recorded as employer receivable and as employer contributions in the accompanying financial statement for the year. The Plan expects to deposit additional contributions to its participants during 2005.

7.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 28, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

10.	Related Parties

At December 30, 2004 and 2003, the Plan held shares of common shares of Popular, Inc., the Holding Company of the Bank. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 30, 2004 to Form 5500:

Net assets available for benefits per the financial statements	$98,272,706
Amounts allocated to withdrawing participants	(551,470)

Net assets available for benefits per the Form 5500	$97,721,236

Banco Popular de Puerto Rico Savings and Stock Plan

Notes to Financial Statements
December 30, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 30, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$5,703,508
Add: Amounts allocated to withdrawing participants at December 30, 2004	551,470

Benefits paid to participants per Form 5500	$6,254,978

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30, 2004, but not yet paid as of that date.

Banco Popular de Puerto Rico Savings and Stock Plan Schedule H, Line 41 - Schedule of Assets (Held at End of Year) December 30, 2004	Supplemental Schedule Exhibit 1

(a)	(b) Identity of Issue, Borrower,	(c) Description of		(e) Current
	Lessor or Similar Party	Investment	(d) Cost	Value
	Dreyfus Emerging Leaders Fund	Mutual Fund 7,179 shares	***	$317,956
	Federated Government Obligation Fund	Mutual Fund 2,034,314 shares	***	1,034,314
	Fidelity Advisor Mid Cap	Mutual Fund 6,658 shares	***	168,107
	MFS Research International A Equity Fund	Mutual Fund 5,309 shares	***	83,932
	PIMCO Total Return	Mutual Fund 21,279 shares	***	225,771
	Van Kampen Common Stock Fund - A	Mutual Fund 8,690 shares	***	161,117
	Vanguard 500 Index Fund	Mutual Fund 3,442 shares	***	384,833
	BPPR Time Deposit Open Account	Time Deposit Variable rate actual 2.869%	***	468,331
* Popular, Inc.		Common stock 3,214,911 shares**	34,189,525	92,814,484

			$34,189,525	$95,658,845

*	Party in-interest

**	Includes non participant directed portion

***	Cost is not required for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Banco Popular de Puerto Rico Savings and Stock Plan

(Registrant)

Date: June 28, 2005	By: /s/ Tere Loubriel

Tere Loubriel
Authorized Representative